UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34619R102

(CUSIP Number)

Jonathan Congdon

c/o The Beachbody Company, Inc.

3301 Exposition Blvd.,

Santa Monica, CA 90404

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

Telephone: (213) 891-7421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34619R102

1.	Name of Reporting Person: Jonathan Congdon
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 17,376,629 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 17,376,629 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,376,629 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 10.6% of the Class A Common Stock (2)
14.	Type of Reporting Person: OO

(1)	Includes 17,376,629 shares of Class A Common Stock owned by the Jonathan L. Congdon Revocable Trust (the “Trust”), over which Mr. Congdon has sole voting and dispositive power.
(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 163,175,632 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on July 1, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3301 Exposition Blvd., Santa Monica, CA 90404. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Jonathan Congdon (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o The Beachbody Company, Inc., 3301 Exposition Blvd., Santa Monica, California 90404.

(c)	Jonathan Congdon is currently the Chief Executive Officer of Openfit, a subsidiary of the Issuer.

(d)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, to the knowledge of the Reporting Person, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of the Issuer’s Class A Common Stock (the “Class A Common Stock”) and Class X Common Stock (the “Class X Common Stock”) reported herein as beneficially owned by the Reporting Person were acquired pursuant to an Agreement and Plan of Merger, dated as of February 9, 2021 (the “Business Combination Agreement”), by and among Forest Road Acquisition Corp., a Delaware corporation (“FRAC”), BB Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Forest Road (“BB Merger Sub”), MFH Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of FRAC (“Myx Merger Sub”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Old Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx,”). The transactions contemplated by the Business Combination Agreement (the “Business Combination”) closed on June 25, 2021 (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, certain holders of Old Beachbody common units received 3.3597 shares of Class A Common Stock for each Old Beachbody common unit held by them at such time, subject to certain limitations.

Immediately prior to the Closing on June 25, 2021, the Trust held 5,172,116 common units of Old Beachbody (collectively, the “Existing Beachbody Units”). Upon the Closing, the Existing Beachbody Units were collectively converted into the right to receive 17,376,629 shares of Class A Common Stock.

On July 2, 2021, Mr. Congdon was granted incentive stock options (the “Options”) pursuant to the Issuer’s Incentive Award Plan, including 335,967 shares of Class A Common Stock underlying the Options. Other than the Options and the conversion of the Old Beachbody common units to Class A Common Stock in connection with the Closing, there have been no transactions effected by the Reporting Person in the past sixty days with respect to the securities of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Class A Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Person may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Class A Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class A Common Stock, under their control. The Reporting Person may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of their review, may take actions with respect to his investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)    The Trust beneficially owns 17,376,629 shares of the Class A Common Stock, or approximately 10.6% of the outstanding Class A Common Stock. This percentage is based on 163,175,632 shares of Class A Common Stock outstanding after the Business Combination. Of those shares, Mr. Congdon, as Trustee, beneficially owns 17,376,629 shares of the Common Stock, or approximately 10.6% of the outstanding Class A Common Stock.

(b)    Mr. Congdon, as Trustee of the Trust, has the sole power to vote and dispose, or direct the disposition, of 17,376,629 shares of the Common Stock held by the Trust.

(c)    Mr. Congdon was involved in the Business Combination as a member of the board of directors of Old Beachbody, which approved the Business Combination.

On July 2, 2021, Mr. Congdon was granted incentive stock options (the “Options”) pursuant to the Issuer’s Incentive Award Plan, including 335,967 shares of Class A Common Stock underlying the Options. Except as set forth in this Schedule 13D, including the grant of the Options, the Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Upon the Closing, the Trust entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 25, 2021, by and among (i) the Issuer (formerly known as Forest Road Acquisition Corp.), (ii) Forest Road Acquisition Sponsor LLC, (iii) certain equityholders of Old Beachbody, (iv) Carl Daikeler, (v) Mary Conlin, (vi) John S. Salter, (vii) Ben Van de Bunt and (viii) Kevin Mayer. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer’s Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for (a) certain restrictions on transfer with respect to the registrable securities held by certain stockholders, including Mr. Congdon, immediately following the Closing and (b) customary “demand” and “piggyback” registration rights for certain stockholders, including Mr. Congdon.

Pursuant to the Issuer’s bylaws, without the prior written consent of the Board and subject to certain exceptions, the Reporting Person may not transfer securities of the Issuer issued as consideration pursuant to the Business Combination Agreement until the date that is 180 days after the Closing Date.

Item 7.	Material to be Filed as Exhibits

Agreement and Plan of Merger, dated as of February 9, 2021, by and between FRAC, BB Merger Sub, Myx Merger Sub, Old Beachbody and Myx (incorporated by reference to Annex A-1 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-253136)).

Registration Rights Agreement, dated as of June 25, 2021, by and among (i) the Issuer, (ii) Forest Road Acquisition Sponsor LLC, (iii) certain equityholders of The Beachbody Company Group, LLC, (iv) Carl Daikeler, (v) Mary Conlin, (vi) John Salter, (vii) Ben Van de Bunt and (viii) Kevin Mayer (included as Exhibit 10.3 to the Issuer’s Form 8-K filed July 1, 2021 with the Securities and Exchange Commission). Bylaws of The Beachbody Company, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed July 1, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2021	Jonathan Congdon

/s/ Jonathan Congdon
By: Jonathan Congdon

Signature Page to Schedule 13D